

December 22, 2022

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

> **Re: Livento Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed December 15, 2022**
> **File No. 000-56457**

Dear David Stybr:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-12G/A filed December 15, 2022

General

1. We note the updated disclosure in the amendment to the Form 10-12G. As requested in our letter dated November 30, 2022, we await a comprehensive written response that clearly addresses your consideration of Rule 3-05 of Regulation S-X and ASC 805. You should also provide us a comprehensive written response to our comments issued on October 14, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding any comment about the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton